UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 23, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Set forth below is the text of a press release issued on February 23, 2017

VivoPower International Announces Board Approval of Share Repurchase Program and Appointment of Carl Weatherley-White as Chief Financial Officer

●	Authorization to purchase up to $10 million of shares over two years

LONDON – February 23, 2017 – VivoPower International PLC (“VivoPower” or the “Company”) (NASDAQ: VVPR), a global next generation solar power company, today announced that its board of directors has authorized the Company to purchase up to $10 million of the Company’s ordinary shares, or approximately 15% of its outstanding ordinary shares, over the next two years. The repurchase program is subject to the Company’s receipt of shareholder approval at a general meeting of shareholders to be held in March 2017. The Company expects to post notice of this general meeting to shareholders within the next week.

Under the program, shares may be purchased in open market transactions, including through block purchases, through privately negotiated transactions, or pursuant to any trading plan (a “10b5-1 Plan”) that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Exchange Act”). A 10b5-1 Plan allows a company to repurchase its shares at times when it otherwise might be prevented from doing so under the securities laws or because of self-imposed trading blackout periods. The Company expects to enter into a 10b5-1 Plan with Oppenheimer & Co., Inc. (“Oppenheimer”) pursuant to which Oppenheimer will be authorized on the Company’s behalf to purchase the Company’s ordinary shares. Because the repurchases under the 10b5-1 Plan will be subject to pricing parameters, there is no guarantee as to the exact number of shares that will be repurchased pursuant thereto, or that there will be any repurchases pursuant to the plan.

The timing, manner, price and amount of any repurchases will be determined in the Company’s discretion and the share repurchase program may be suspended, terminated or modified at any time for any reason. The repurchase program does not obligate the Company to acquire any specific number of shares, and all open market repurchases will be made in accordance with Exchange Act Rule 10b-18, which sets certain restrictions on the method, timing, price and volume of open market share repurchases.

The Company also announced the appointment of Carl Weatherley-White as the Company’s Chief Financial Officer. Mr. Weatherley-White, formerly the Company’s Group Finance Director, replaces David Pilotte, who is retiring but will continue with the Company during a transition period.

About VivoPower

VivoPower is a global next generation solar power company that operates a build, transfer and operate (BTO) model to establish an installed solar power asset base in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long term power purchasing agreements and then arranges corporate and project financing, engineering design and equipment procurement and manages the construction and development of such solar PV projects for asset owners. VivoPower intends to leverage this asset base to sell distributed generation power, and manage and provide power support services (encompassing operations, maintenance and optimization) and data driven energy services for commercial, industrial and government customers, pursuant to long term contracts with the asset owners so as to maximize the performance and value of their solar assets.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the transactions described in this communication and plans to make future repurchases of VivoPower’s ordinary shares, including the amount of shares that may be repurchased. These statements are based on VivoPower’s managements’ current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Carl Weatherley-White

Chief Financial Officer

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 23, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer